Exhibit 99.2

Descartes Reports Fiscal Year 2009 Second Quarter Results

Record operating performance driven by 20% increase in quarterly revenues over previous year

WATERLOO, ONTARIO, September 4, 2008 — Descartes Systems Group (TSX: DSG) (NASDAQ: DSGX), a global on-demand software-as-a-service (SaaS) logistics solutions provider, announced financial results for its fiscal 2009 second quarter (Q2FY09) ended July 31, 2008. All financial results referenced are unaudited, in United States currency and, unless otherwise indicated, are determined in accordance with United States Generally Accepted Accounting Principles (GAAP).

Q2FY09 Financial Results

As described in more detail below, key financial highlights for Descartes in Q2FY09 included:

•	Revenues of $17.1 million, up $2.8 million or 20% from $14.3 million in the second quarter of fiscal 2008 (Q2FY08) and up $0.8 million or 5% from $16.3 million in the previous quarter (Q1FY09);
•	Income before income taxes of $2.0 million, up 11% from $1.8 million in Q2FY08 and up 25% from $1.6 million in Q1FY09;
•

Net income of $1.4 million, compared to net income of $1.7 million in Q2FY08 and up from $1.1 million in Q1FY09. Descartes recorded a $0.5 million deferred income tax expense in each of Q2FY09 and Q1FY09 as existing tax losses were applied to taxable income. No comparable deferred income tax expense was taken in fiscal 2008, including Q2FY08;

•

Earnings per share on a diluted basis of $0.03, compared to $0.03 in Q2FY08 and up from $0.02 in Q1FY09. Income before income taxes per share on a diluted basis was $0.04 in Q2FY09, up from $0.03 in each of Q2FY08 and Q1FY09;

•	Days sales outstanding (DSOs) of 50 days, compared to 54 days in Q2FY08 and 57 days in Q1FY09;
•	Cash provided by operating activities was $4.6 million in Q2FY09, up 35% from $3.4 million in each of Q2FY08 and Q1FY09; and
•

EBITDA of $4.1 million, up 21% from $3.4 million in Q2FY08 and up $0.3 million, or 8%, from $3.8 million in Q1FY09. EBITDA as a percentage of revenues was 24% this quarter, compared to 24% in Q2FY08 and 23% in Q1FY09.

EBITDA is a non-GAAP financial measure provided as a complement to financial results presented in accordance with GAAP that we calculate as net income before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation and stock-based compensation). These items are considered by management to be outside Descartes’ ongoing operational results. A reconciliation of EBITDA to net income determined in accordance with GAAP is provided later in this release.

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |

|	info@descartes.com	|www.descartes.com	|	TSX:DSG	|	NASDAQ:DSGX | Helping Customers Deliver	|

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited, dollar amounts in millions, except diluted earnings per share amounts, EBITDA as a % of revenues and DSOs):

	Q2 FY09	Q1 FY09	Q4 FY08	Q3 FY08	Q2 FY08
Revenues	17.1	16.3	16.0	15.5	14.3
Services revenues	16.0	14.9	14.4	14.5	13.5
Income before income taxes	2.0	1.6	2.0	1.8	1.8
Net income	1.4*	1.1*	17.9*	1.7	1.7
Diluted EPS	0.03*	0.02*	0.33*	0.03	0.03
EBITDA	4.1	3.8	3.8	3.7	3.4
EBITDA as a % of revenues	24%	23%	24%	24%	24%
DSOs (days)	50	57	59	53	54

* Net income and earnings per share on a diluted basis in Q4FY08 were positively impacted by a $16.0 million non-cash, deferred income tax recovery. Net income and earnings per share on a diluted basis in each of Q2FY09 and Q1FY09 were impacted by a $0.5 million non-cash deferred income tax expense as such tax losses were applied to taxable income.

Total revenues of $17.1 million in Q2FY09 were comprised of $16.0 million in services revenues and $1.1 million in license revenues. As a percentage of total revenues, services revenues were 94%, compared to 94% in Q2FY08 and 91% in Q1FY09, with the balance of the revenues in each period being license revenues.

Geographically, $10.0 million of revenues (59%) were generated in the Americas, excluding Canada, $4.3 million (25%) in Europe, Middle East and Africa (“EMEA”), $2.4 million (14%) in Canada, and $0.4 million (2%) in the Asia Pacific region.

Year-to-Date Financial Results

Key financial highlights for the six-month period ended July 31, 2008 included the following:

•	Revenues of $33.4 million, up $5.8 million or 21% from $27.6 million in the same period a year ago;
•	Income before income taxes of $3.6 million, up 24% from $2.9 million in the first six months of last year;
•

Net income of $2.4 million, compared to net income of $2.8 million in the first six months of last year. Descartes recorded a $0.5 million deferred income tax expense in each of Q2FY09 and Q1FY09 as existing tax losses were applied to taxable income. No comparable deferred income tax expense was taken in the first six months of last year;

•	Earnings per share on a diluted basis of $0.05, compared to $0.06 in the same period a year ago; and
•	EBITDA of $7.9 million, up 23% from $6.4 million in the same six-month period last year. EBITDA as a percentage of revenues was 24% compared to 23% in the same period a year ago.

As at July 31, 2008, Descartes had $50.5 million in cash and cash equivalents and $2.9 million in available lines of credit. As at January 31, 2008, Descartes had $44.1 million in cash and cash equivalents and $2.9 million in available lines of credit.

“We’re pleased with another quarter of positive operating results, highlighted by growth in revenues and income before income taxes, increased cash flow from operations and reduced DSOs,” said Stephanie Ratza, CFO at Descartes. “We continue to believe that our solid balance sheet and healthy cash position provide an excellent platform for our consolidation strategy.”

“Our record operating results are a consequence of our customers’ successes,” said Arthur Mesher, CEO at Descartes. “Our customers have recently faced a new world order comprised of higher fuel costs, tighter customer delivery expectations and increased regulatory requirements. In response, we’ve adjusted our implementation methodology to accelerate the speed at which customers achieve results using our solutions. We’re proud that we’ve been able to show our customers our immediate relevance to helping them save money, focus on core operations and comply with government and industry standards.”

CEO Arthur Mesher Awarded CSCMP Distinguished Service Award

In August 2008, the Council of Supply Chain Management Professionals (CSCMP) announced that it has awarded Descartes’ CEO, Arthur Mesher, its 2008 Distinguished Service Award. CSCMP presents the award annually to an individual who has made significant contributions to the art and science of supply chain and logistics management. The selected individual must have shown high integrity and moral principles throughout his or her professional career. While many distinguished individuals have been nominated for the Distinguished Service Award, the emphasis of this award is on distinguished service. This award is considered by the CSCMP to be the highest honor that can be bestowed upon an individual for achievement in supply chain management.

Conference Call

Members of Descartes' executive management team will host a conference call to discuss the company's financial results and business outlook at 8:00 a.m. EDT on September 4. Designated numbers are (800) 954-0627 for North America or +1-212-231-2901 for International.

The company simultaneously will conduct an audio webcast on the Descartes Web site at www.descartes.com/company/investors. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available in two formats and accessible for 24 hours after the call's completion by dialling (800) 558-5253 or +1-416-626-4100 and using passcode number 21389054. An archived replay of the webcast will be available at www.descartes.com/company/investors.

About Descartes

Descartes (TSX: DSG) (NASDAQ: DSGX), a leading provider of software-as-a-service (SaaS) logistics solutions, is delivering results across the globe today for organizations that operate logistics-intensive businesses. Descartes’ logistics management solutions combine a multi-modal network, the Descartes Global Logistics Network, with component-based ‘nano’ sized applications to provide messaging services between logistics trading partners, shipment management services to help manage third party carriers and private fleet management services for organizations of all sizes. These solutions and services help Descartes’ customers reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven and improve pick-up and delivery reliability. Our hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value. Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company has more than 300 employees and is based in Waterloo, Ontario, with operations in Atlanta, Pittsburgh, Minneapolis, Ottawa, Washington DC, Derby, London, Stockholm and Shanghai. For more information, visit www.descartes.com.

# # #

Descartes Investor Contact:

Laurie McCauley

investor@descartes.com

(519) 746-6114 x 2358

Safe Harbour Statement

This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relate to Descartes’ platform to execute on its consolidation strategy and the positioning of Descartes to provide value to customers and shareholders and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to continue to align operating expenses to visible and recurring revenues; the impact of foreign currency exchange rates; the impact of tax expenses on net income; Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from the acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; departures of key customers; disruptions in the movement of freight; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for fiscal 2008. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measure - EBITDA

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as EBITDA, in making investment decisions about our company and measuring our operational results. The term “EBITDA” refers to a financial measure that we define as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation and stock-based compensation). Since EBITDA is not a measure determined under GAAP it may not be comparable to similarly titled measures reported by other companies. EBITDA should not be construed as a substitute for net income determined in accordance with GAAP. We have presented EBITDA to show Descartes’ baseline performance before certain non-cash and acquisition-related expenses and other items that are considered by management to be outside Descartes’ ongoing operational results. We believe that financial analysts, current investors and potential investors use EBITDA to understand Descartes’ financial results and that EBITDA will help investors’ overall understanding of our results by providing a higher level of transparency for certain expenses and by providing a level of disclosure that will help investors understand how we plan and measure our business. The table below reconciles EBITDA to net income reported in our unaudited Consolidated Statements of Operations for Q2FY09, Q1FY09, Q4FY08, Q3FY08 and Q2FY08, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q2FY09	Q1FY09	Q4FY08	Q3FY08	Q2FY08

Net income, as reported on Consolidated Statements of Operations	1.4	1.1	17.9	1.7	1.7
Adjustments to reconcile to EBITDA:
Investment income	(0.2)	(0.3)	(0.4)	(0.5)	(0.5)
Income tax expense (recovery)	0.6	0.6	(15.9)	0.1	0.1
Depreciation expense	0.6	0.5	0.7	0.7	0.6
Amortization of intangible assets and contingent acquisition consideration	1.6	1.8	1.6	1.5	1.3
Amortization of deferred compensation and stock-based compensation expense	0.1	0.1	(0.1)	0.2	0.2
EBITDA	4.1	3.8	3.8	3.7	3.4

The table below reconciles EBITDA to net income reported in our unaudited Consolidated Statements of Operations for the first six months of fiscal 2009 and the first six months of fiscal 2008, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	First 6 Months of FY09	First 6 Months of FY08

Net income, as reported on Consolidated Statements of Operations	2.4	2.8
Adjustments to reconcile to EBITDA:
Investment income	(0.5)	(0.6)
Income tax expense	1.2	0.1
Depreciation expense	1.1	1.1
Amortization of intangible assets and contingent acquisition consideration	3.4	2.6
Amortization of deferred compensation and stock-based compensation expense	0.3	0.4
EBITDA	7.9	6.4

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	July 31,	January 31,
	2008	2008
ASSETS
CURRENT ASSETS
Cash and cash equivalents	50,533	44,091
Accounts receivable
Trade	9,531	10,447
Other	914	1,288
Prepaid expenses and other	2,038	1,524
Deferred contingent acquisition consideration	-	833
Deferred income taxes	3,000	3,000
	66,016	61,183
CAPITAL ASSETS	6,142	6,722
GOODWILL	25,557	25,005
INTANGIBLE ASSETS	16,386	18,914
DEFERRED INCOME TAXES	14,017	14,570
	128,118	126,394
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	2,744	3,054
Accrued liabilities	3,918	4,514
Income taxes payable	197	783
Deferred revenue	3,514	3,750
	10,373	12,101
INCOME TAX LIABILITY	2,007	1,570
	12,380	13,671

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 52,944,827 at July 31, 2008 (January 31, 2008 – 52,929,977)	44,397	44,251
Additional paid-in capital	449,591	449,320
Accumulated other comprehensive income	2,158	2,006
Accumulated deficit	(380,408)	(382,854)
	115,738	112,723
	128,118	126,394

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND SHARE DATA; US GAAP; UNAUDITED)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007
REVENUES	17,110	14,263	33,399	27,551
COST OF REVENUES	6,092	4,855	11,779	9,427
GROSS MARGIN	11,018	9,408	21,620	18,124
EXPENSES
Sales and marketing	2,377	2,442	4,714	4,914
Research and development	2,923	2,569	5,806	4,975
General and administrative	2,359	1,821	4,588	3,411
Amortization of intangible assets	1,263	753	2,527	1,499
Contingent acquisition consideration	333	500	833	1,000
	9,255	8,085	18,468	15,799
INCOME FROM OPERATIONS	1,763	1,323	3,152	2,325
INVESTMENT INCOME	237	470	495	590
INCOME BEFORE INCOME TAXES	2,000	1,793	3,647	2,915
INCOME TAX EXPENSE
Current	105	111	211	105
Deferred	503	-	990	-
	608	111	1,201	105
NET INCOME	1,392	1,682	2,446	2,810
EARNINGS PER SHARE
Basic and diluted	0.03	0.03	0.05	0.06
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	52,942	52,354	52,938	49,560
Diluted	53,620	53,401	53,632	50,877

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007
OPERATING ACTIVITIES
Net income	1,392	1,682	2,446	2,810
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	580	580	1,109	1,110
Amortization of intangible assets	1,263	753	2,527	1,499
Amortization of deferred compensation	2	3	4	6
Stock-based compensation expense	121	191	249	384
Deferred income taxes	503	-	990	-
Changes in operating assets and liabilities:
Accounts receivable
Trade	752	(536)	1,094	(1,421)
Other	346	207	239	63
Prepaid expenses and other	(125)	(801)	(527)	(790)
Deferred contingent acquisition consideration	333	500	833	1,000
Accounts payable	(248)	493	(57)	(557)
Accrued liabilities	392	404	5	283
Income taxes payable	(69)	(62)	(571)	(86)
Deferred revenue	(646)	16	(309)	391
Cash provided by operating activities	4,596	3,430	8,032	4,692
INVESTING ACTIVITIES
Maturities of marketable securities	-	2,849	-	2,820
Additions to capital assets	(349)	(281)	(645)	(456)
Acquisition of subsidiaries	(413)	-	(370)	(1,066)
Acquisition-related costs	(195)	(286)	(781)	(288)
Cash provided by (used in) investing activities	(957)	2,282	(1,796)	1,010
FINANCING ACTIVITIES
Issuance of common shares for cash, net of issue costs	6	(51)	24	23,422
Cash provided by (used in) financing activities	6	(51)	24	23,422
Effect of foreign exchange rate on cash and cash equivalents	8	(6)	182	696
Increase in cash and cash equivalents	3,653	5,655	6,442	29,820
Cash and cash equivalents at beginning of period	46,880	43,535	44,091	19,370
Cash and cash equivalents at end of period	50,533	49,190	50,533	49,190

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |

|	info@descartes.com	|www.descartes.com	|	TSX:DSG	|	NASDAQ:DSGX | Helping Customers Deliver	|